EXHIBIT 99.1

Transparency notification  pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notification
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - June 14, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received a transparency notification pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notification

On June 11, 2018, TiGenix received a transparency notification from Melqart Asset Management LP (c/o Melqart Asset Management (UK) Ltd), following the disposal of financial instruments that are treated as voting securities on June 8, 2018, after which Melqart Asset Management LP (through its controlled entity Melqart Asset Management (UK) Ltd) downward crossed the lowest threshold (3%) of total voting rights of TiGenix.

Content of the notification of Melqart Asset Management LP

Date of the notification: June 11, 2018.

Reason of the notification: acquisition or disposal of financial instruments that are treated as voting securities/downward crossing of the lowest threshold.

Person subject to the notification requirement: Melqart Asset Management LP c/o Melqart Asset Management (UK) Ltd (with address at PO Box 309, Ugland House, Grand Cayman, KY1-1104), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: June 8, 2018.

Threshold that was crossed: 3%.

Denominator: 296,067,856.

Details of the notification: following the disposal of financial instruments that are treated as voting securities, the number of voting rights was as follows:

  Melqart Asset Management LP c/o Melqart Asset Management (UK) Ltd held 0 voting securities,

and the number of equivalent financial instruments was as follows:

  Melqart Asset Management (UK) Ltd held 0 voting rights that may be acquired if the instrument (cash settled derivative) is exercised (0% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: Melqart Asset Management LP controls Melqart Asset Management (UK) Ltd.

Additional information: Melqart Asset Management (UK) Ltd is the investment manager of Melqart Opportunities Master Fund Ltd. Melqart Asset Management (UK) Ltd is a management company that can exercise the voting rights at its own discretion without specific instructions.

This press release and the above-mentioned transparency notification can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Alofisel (darvadstrocel), previously Cx601, received European Commission (EC) approval for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.